Filed by MDC Partners Inc.
pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: MDC Partners Inc.
Commission File No.: 001-13718
Date: June 22, 2021

1 ANNUAL GENERAL MEETING JUNE 22, 2021

IN 2019, WE INSTITUTED A NEW WORLD PLAN 2

3 YR 1

4 ▪ Revenue of $1.20 billion versus $1.42 billion for the prior year period ▪ Organic revenue decreased by 13.9% versus the prior year period. Organic revenue was unfavorably impacted by 162 basis points from billable pass through costs ▪ Adjusted EBITDA of $177.3 million versus $174.2 million for the prior year period, an increase of 1.8% ▪ Adjusted EBITDA Margin of 14.8% vs. 12.3% in the prior year, an increase of 250 basis points ▪ Excluding Kingsdale and Sloane, Adjusted EBITDA increased 5.2% in 2020 compared with the prior year period ▪ Net New Business wins of $90.3 million TWELVE MONTHS 2020 FINANCIAL HIGHLIGHTS Note: See appendix - "Definitions of Non - GAAP Financial Measures".

Q4 2020 QTD 2020 YTD Above 10% Consumer Products - 0% to 10% Retail, Healthcare Healthcare Below 0% Automotive, Technology, Food & Beverage, Communications, Financials, Transportation & Travel / Lodging, Other Technology, Consumer Products, Communications, Financials, Transportation & Travel / Lodging, Food & Beverage, Retail, Automotive, Other Year - over - Year Growth by Category Q4 2020 Mix REVENUE BY CLIENT INDUSTRY TOP 10 CLIENTS MADE UP 21.0% OF REVENUE IN 2020, A DECREASE FROM 23.4% IN 2019 (LARGEST < 3.6%)

REVENUE BY GEOGRAPHY & SEGMENT [1]

TWELVE MONTHS ENDED DECEMBER 31 *(US$ IN MILLIONS, EXCEPT PERCENTAGES)*

	2020			2019		
	Total Revenue	**Total Growth**	**Organic Revenue Growth (Decline)**	**Total Revenue**	**Total Growth**	**Organic Revenue Growth (Decline)**
United States	$ 959.6	(14.0)%	(12.7)%	$ 1,116.0	(3.2)%	(4.1)%
Canada	81.9	(22.0)%	(17.9)%	105.1	(15.3)%	(0.9)%
North America	1,041.6	(14.7)%	(13.2)%	1,221.1	(4.3)%	(3.8)%
Other	157.4	(19.1)%	(18.9)%	194.7	(2.0)%	1.9 %
Total	**$ 1,199.0**	**(15.3)%**	**(13.9)%**	**$ 1,415.8**	**(4.0)%**	**(3.1)%**
Integrated Networks - Group A	$ 379.6	(3.2)%	(3.2)%	$ 392.1	(0.5)%	— %
Integrated Networks - Group B	435.6	(18.1)%	(17.7)%	531.7	(3.6)%	(4.8)%
Media & Data Network	139.0	(13.9)%	(13.6)%	161.5	(11.9)%	(11.3)%
All Other	244.8	(26.0)%	(20.9)%	330.5	(4.6)%	0.5 %
Total	**$ 1,199.0**	**(15.3)%**	**(13.9)%**	**$ 1,415.8**	**(4.0)%**	**(3.1)%**

[1] Effective in the first quarter of 2020, the Company reorganized its management structure resulting in the aggregation of certain Partner Firms into integrated groups ("Networks"). In connection with our discussions with the SEC, the Company has changed the prior presentation for the Networks. Beginning in the second quarter of 2020, the Company separated the Networks into two reportable segments: Integrated Networks - Group A and Integrated Networks - Group B. Prior periods presented have been recast to reflect the change in reportable segments.

Note: Actuals may not foot due to rounding

Note : Actuals may not foot due to rounding SUMMARY OF CASH FLOW TWELVE MONTHS ENDED DECEMBER 31 (US$ IN MILLIONS) 2020 2019 Net cash provided by operating activities $ 32.6 $ 86.5 Net cash provided by (used in) investing activities (8.3) 0.1 Net cash used in financing activities (73.4) (11.7) Effect of exchange rate changes on cash, cash equivalents, and cash held in trusts 3.0 — Net increase (decrease) in cash, and cash equivalents $ (46.2) $ 74.9 Change in cash and cash equivalents held in trusts classified within held for sale — (3.3) Change in cash and cash equivalents classified within assets held for sale — 4.4 Net increase (decrease) in cash and cash equivalents (46.2) 76.1 Cash and cash equivalents at beginning of period 106.9 30.9 Cash and cash equivalents at end of period $ 60.8 $ 106.9 Supplemental disclosures: Cash income taxes paid $ 7.9 $ 2.3 Cash interest paid $ 57.8 $ 62.2

TIME FOR THE NEXT PLAN 8

9 Complete the Merger to Newco 1 3 2 4 Reshape the organization to merged org I. More integrated spine II. Facilitate growth III. For larger scale Sell the story of Newco to investors, clients, media, & talent Organize our Media, Data operations into our Power of One Grow 5% to 15% a year based on strategies of I. More organic II. Centralized sales and marketing and III. New digital products and front end Invest $75 million a year in new acquisitions or Found & Fund to I. Complete global network II. Deepen digital footprint Establish systemwide talent acquisition monitoring, succession, & development (+DEI) 5 6 7 MOVING FORWARD MUST DOS

10 TOGETHER, WE BECOME the transformative company that modern marketers need. THE COMBINATION UNITES THE AWARD - WINNING TALENT OF MDC WITH THE ADVANCED TECHNOLOGY PLATFORM OF STAGWELL BETTER TOGETHER

DIGITAL MEDIA IS DISRUPTING MARKETING CREATING NEW ADDRESSABLE MARKETS REQUIRING DIGITAL EXPERTISE 8% 5% 31% 6% 1% 7% 44% 33% 15% 35% 9% 6% 2% Newspapers Magazines Television Radio Cinema Outdoor Internet By 2025 nearly 68 % of US ad spend is expected to be online Source: Morgan Stanley research GLOBAL AD SPENDING 2000 (TOTAL $329B) GLOBAL AD SPENDING 2019 (TOTAL $639B)

$21B $15B $12B $10B $120B SPENT ON ADVERTISING & MARKETING SERVICES IN 2018 AGING HOLDING COMPANIES CONTROL HALF THE MARKETPLACE DESPITE OUTDATED MODELS AS CLIENTS LACK AT - SCALE ALTERNATIVES Source: Morgan Stanley research Dentsu Accenture Interactive PwC Di gital Deloitte Digital IBM iX OTHERS $60B SPENT WITH THE TOP 4

13 THE MARKETPLACE The combination brings together the right mix of talent + technology Consulting firms lack essential creative talent JUST RIGHT FOR THE TIMES Legacy holding companies grew too big 13

14 A MODERN MARKETING PLATFORM UNITING CREATIVE TALENT + TECHNOLOGY BETTER TOGETHER HARMONY A long history of award - winning creativity Performance born of the new digital economy WILL FORM THE 8 TH LARGEST GLOBAL MARKETING SERVICE COMPANY

BETTER TOGETHER

TODAY

ONE COMPANY

THAT TOGETHER HAS THE TALENT + TECHNOLOGY TO WIN IN THE MARKETPLACE

1. Combined company with targets of **5%+ annual organic growth**, driven by 10-15% digital marketing growth and complementary capabilities, and **9%+ total annual revenue growth** including new products and acquisitions
2. Integrated services driving **$30M in cost synergies**, with ~90% achieved in the first 24 months
3. Media and data operation **managing $4.4B in media,** bringing added scale and sophistication
4. New revenue streams from expanded digital and technology products **contributing up to $75M in growth** over time
5. Improved balanced sheet, **decreasing net leverage ratio from 4.3x to 3.2x** after giving full effect to run rate synergies
6. **Over $200M of pro forma cash generation in 2021,** providing ample liquidity for reducing balance sheet liabilities and investing in growth
7. **Leadership team bringing experience** in value creation in marketing services

15

BETTER TOGETHER ($ M ) 16 MDC 2020 Actual Stagwe ll 2020 Actual REVENUE: $888 NET REV: $633 ADJ. EBITDA: $143 COUNTRIES: 20 EMPLOYEES: 3,865 GAAP REV: $1,199 NET REV: $1,023 ADJ. EBITDA: $177 COUNTRIES: 14 EMPLOYEES: 4,900 Stagwell financial information presented herein is based on Stagwell’s press release dated March 9, 2021 and Stagwell’s audit ed financial statements contained in the Proxy Statement/Prospectus.

WHAT WE CAN BUILD TOGETHER A PLAN FOR $3 BILLION IN ANNUAL REVENUES Equation For Success ($M ) 2025 Basis Combined Organic Revenue Growth $2,600 5%+ annual organic growth, driven by 10 - 15% digital marketing growth and complementary capabilities + New Digital Revenue Streams $75 Growth & development of new digital products + M&A Growth $325 Acquisitions of ~$65M Revenue / Year = TARGET GOAL $3,000 9%+ annual total growth 17 through organic growth, new digital revenue streams & acquisitions OPPORTUNITY TO GROW TO $3 BILLION OF REVENUE IN 2025

GROWTH DRIVER 1 DIGITAL TRANSFORMATION ENGINE 10% - 15% ANNUAL GROWTH DRIVEN BY E - COMMERCE, ONLINE ADVOCACY, & DIGITAL MARKETING SERVICES 18 Political & advocacy consulting, digital strategy, & online fundraising Designing, creating, implementing & managing consumer e - commerce platforms Services enabling influencers & global performance marketing $132 $142 $171 $197 $221 $243 2019 2020 2021E 2022E 2023E 2024E Political funds raised online ( $ in billions) US digital ad spend ( $ in billions) $345 $396 $457 $519 $596 $788 2015 2016 2017 2018 2019 2020 US E - Commerce sales growth y/y Source: US Census Bureau, Targeted Victory, Morgan Stanley Research $0.4 $1.3 $2.2 $7.0 2014 2016 2018 2020 E - COMMERCE ONLINE ADVOCACY DIGITAL MARKETING SERVICES

(% 2019 Revenue) Advertising 59% HIGH GROWTH DIGITAL SERVICES 9% Media 7% Other 9% Advertising 31% Marketing Comm. / PR 17% HIGH GROWTH DIGITAL SERVICES 38% Media 4% Other 5% Research 5% Marketing Comm. / PR 16% BUSINESS MIX DEEPENED EXPERTISE IN DIGITAL SERVICES 19 (% 2020 Revenue) Note: Does not reflect MDC or Stagwell reported segments. Stagwell includes digital media and fundraising assets in Digital S erv ices; MDC includes digital media assets in Media. GROWTH DRIVER 1 DIGITAL TRANSFORMATION ENGINE HIGH GROWTH DIGITAL SERVICES A SIGNIFICANT CONTRIBUTION OF COMBINED TOTAL REVENUE (~40%)

20 PRECISION MEDIA & DATA CAPABILITIES GROWTH DRIVER 2 PIONEERING SCALED CREATIVE PEFORMANCE THE COMBINATION CREATES SOMETHING NEW IN THE MARKETPLACE: A FORMIDABLE CONTENDER PURPOSE - BUILT TO SCALE CREATIVE PERFORMANCE Our data - fueled media and content practice will invest to lead the industry in addressable media. By scaling creative performance, we will be able to build brands with mass precision. 488% Increase In Search Volume For Brand Terms 0.81% CTR 600% Increase In App Downloads Compared to Another In - House Channel 963% Increase In First Trips Compared to Another In - House Channel 1,230% Growth in Conversions From Organic Visitors 99.7% Decrease In CPI From 710,000KRW to 2,500KRW 15,025% Increase In Conversions From Paid Ads

GROWTH DRIVER 3 NEW SaaS PRODUCTS NEW RECURRING REVENUE STREAMS FROM SUITE OF MARKETING PRODUCTS BASED ON AI, PROPRIETARY DATA, & INSIGHTS Audience identification and activation I nfluencer management platform AI for public relations pros Mobile device usage and behavior Modern brand management Online reputation management Transformational media execution Traveler targeting across channels Content revenue maximization 21 EXPECTED TO DRIVE $75M OF INCREMENTAL, PRIMARILY RECURRING REVENUE OVER TIME

22 GROWTH DRIVER 4 ACCESSING GLOBAL CONTRACTS THE INTEGRATED SOLUTIONS NEEDED TO UNLOCK $90 - $150M IN NEW BUSINESS A YEAR LEADERSHIP THAT BRINGS IT ALL TOGETHER INTO ONE SYNERGISTIC OFFERING Second - to - None Creativity & Communications Blue Chip Customer Base Precision Media & Data Capabilities Addressable on a Global Scale Rigorous Consumer Insights & Strategy Tracking Across Consumer Journey Results - Driven Technology & Digital Transformation New Products and Revenue Streams 1 2 3 4

23 STAGWELL MDC BOTH AS OF 12.31.20 With Affiliates Cities 42 49 67 80 Countries 14 20 23 31 Employees 4,900 3,865 8,765 ~10,765 BETTER TOGETHER MDC & STAGWELL’S COMBINED PRESENCE SPANS 23 COUNTRIES & 67 CITIES AFFILIATES IN 28 CITIES, 23 COUNTRIES WITH ~2,000 EMPLOYEES AFFILIATE Note: Affiliates add 13 net new cities, 9 net new countries.

IMPROVED CREDIT OUTLOOK 24 “MDC’s corporate family rating was upgraded to B2 from B3 following the company’s announced merger… The combined company’s leverage, enhanced scale and increased exposure in digital services were the drivers of the rating action.” “We believe [ Stagwell’s ] specialty in digital services and polling research will complement MDC’s portfolio of creative advertising agencies. Moreover, we expect the combined company will benefit from Stagwell’s history of positive revenue growth, good EBITDA margins and favorable cash generation.” MOODY’S CREDIT RATINGS DECEMBER 22, 2020 S&P GLOBAL RATINGS DECEMBER 22, 2020

SECOND - TO - NONE CREATIVITY & COMMUNICATIONS BLUE CHIP CUSTOMER BASE Communications / Media Retail Food & Beverage Consumer Products Technology Automotive Financial Services Healthcare 25

26 THANK YOU

27 APPENDIX

FORWARD LOOKING INFORMATION & OTHER INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, "forward-looking statements") within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Exchange Act and the United States Private Securities Litigation Reform Act of 1995, as amended, and "forward-looking information" under applicable Canadian securities laws. Statements in this document that are not historical facts, including statements about MDC's or Stagwell's beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as "estimate," "project," "target," "predict," "believe," "expect," "anticipate," "potential," "create," "intend," "could," "should," "would," "may," "foresee," "plan," "will," "guidance," "look," "outlook," "future," "assume," "forecast," "focus," "continue," or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of MDC, Stagwell and the combined company; information concerning the Proposed Transaction; the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the "Special Meeting"); the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside MDC's control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled "Risk Factors" in the registration statement on Form S-4 filed on February 8, 2021, and as amended on March 29, 2021, April 21, 2021 and April 30, 2021 (the "Form S-4"), under the section entitled "Risk Factors" in the proxy statement/prospectus on Form 424B3 filed on May 10, 2021 (together with the Form S-4, the "Proxy Statement/Prospectus") and under the caption "Risk Factors" in MDC's Annual Report on Form 10-K for the year-ended December 31, 2020 under Item 1A. These and other risk factors include, but are not limited to, the following:

an inability to realize expected benefits of the Proposed Transaction or the occurrence of difficulties in connection with the Proposed Transaction;
adverse tax consequences in connection with the Proposed Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC's determination of value and computations of its tax attributes may result in increased tax costs;
the occurrence of material Canadian federal income tax (including material "emigration tax") as a result of the Proposed Transaction;
the impact of uncertainty associated with the Proposed Transaction on MDC's and Stagwell's respective businesses;
direct or indirect costs associated with the Proposed Transaction, which could be greater than expected;
the risk that a condition to completion of the Proposed Transaction may not be satisfied and the Proposed Transaction may not be completed; and
the risk of parties challenging the Proposed Transaction or the impact of the Proposed Transaction on MDC's debt arrangements.

You can obtain copies of MDC's filings under its profile on SEDAR at www.sedar.com, its profile on the SEC's website at www.sec.gov or its website at www.mdc-partners.com. MDC does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or New MDC may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

28

Additional Information and Where to Find It In connection with the Proposed Transaction, MDC and New MDC filed with the SEC the Proxy Statement/Prospectus. This commun ica tion is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSA CTI ON IN ITS ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BE CAU SE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant d ocu ments filed by MDC or New MDC with the SEC, at the SEC’s website at www.sec.gov. In addition, investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and oth er relevant documents filed by MDC or New MDC with the SEC and from MDC’s website at http://www.mdc - partners.com. The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperli nks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcem ent . No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites. Participants in the Solicitation MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deem ed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of t hes e potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. I nfo rmation regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 10, 2021 and in the Annual Report on Form 10 - K filed by MDC with the SEC on March 16, 2021, as amended on April 27, 2021. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the P rox y Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc - partners.com. You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you ar e urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other rel evant matters concerning the Proposed Transaction. FORWARD LOOKING INFORMATION & OTHER INFORMATION (CONT’D) 29

FORWARD LOOKING INFORMATION & OTHER INFORMATION (CONT'D)

Pro Forma Financial Information

The unaudited summary pro forma financial information contained in this presentation has been prepared for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the Proposed Transactions or other pro forma adjustments had been completed on the dates or for the periods presented, nor does the summary pro forma financial information purport to project the results of operations or financial position for Stagwell or resulting from the Proposed Transactions for any future period or as of any future date. The summary pro forma financial information is based upon currently available information and the estimates and assumptions of MDC's and Stagwell's respective managements as described herein. In addition, the summary pro forma financial information presented in this presentation does not comply with the requirements of the SEC. Full pro forma financial information relating to the Proposed Transactions is contained in the Proxy Statement/Prospectus filed with the SEC. You should refer to the pro forma information and notes related thereto contained in the Proxy Statement.

Use of Projections

This presentation contains projected financial information with respect to the combined company, including revenue, EBITDA, adjusted EBITDA and cash generation. Such projected financial information constitutes forward-looking statements and should not be relied upon as being necessarily indicative of future results and are for illustrative purposes only. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information in this presentation. Neither the independent auditors of MDC nor the independent auditors of Stagwell audited, reviewed, compiled or performed any procedures with respect to the projected financial information for the purpose of their inclusion in this presentation and, accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation.

Industry and Market Data

This presentation includes information and statistics regarding market participants in the sectors in which MDC and Stagwell compete and other industry data which was obtained from third-party sources, including reports by market research firms and company filings.

Trademarks

This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM© or ®, but MDC and Stagwell will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, of these trademarks, service marks, trade names and copyrights.

30

Non - GAAP Financial Measures The presentation includes certain financial measures that the SEC defines as “non - GAAP financial measures.” MDC’ management beli eves that such non - GAAP financial measures, when read in conjunction with the results reported in accordance with generally accepted accounting princ ipl es (“GAAP”), can provide useful supplemental information for investors analyzing period - to - period comparisons of MDC’s results. Such non - GAAP financial measures include the following: (1) Organic Revenue: “Organic revenue growth” and “organic revenue decline” refer to the positive or negative results, respec tiv ely, of subtracting both the foreign exchange and acquisition (disposition) components from total revenue growth. The acquisition (disposition) component is calculated by aggregating prior period revenue for any acq uired businesses, less the prior period revenue of any businesses that were disposed of during the current period. The organic revenue growth (decline) component reflects the constant currency impact of (a) the ch ang e in revenue of the partner firms held throughout each of the comparable periods presented, and (b) “non - GAAP acquisitions (dispositions), net”. Non - GAAP acquisitions (dispositions), net consists of ( i ) for acquisitions during the current year, the revenue effect from such acquisition as if the acquisition had been owned during the equivalent period in the prior year and (ii) for acquisitions during the previous year, th e revenue effect from such acquisitions as if they had been owned during that entire year (or same period as the current reportable period), taking into account their respective pre - acquisition revenues for the applica ble periods, and (iii) for dispositions, the revenue effect from such disposition as if they had been disposed of during the equivalent period in the prior year. (2) Net New Business: Estimate of annualized revenue for new wins less annualized revenue for losses incurred in the period. (3) Adjusted EBITDA: Adjusted EBITDA is a non - GAAP financial measure that represents Net income (loss) attributable to MDC Partn ers Inc. common shareholders plus or minus non - operating items to operating income (loss) plus depreciation and amortization, stock - based compensation, deferred acquisition consideration adjustments, dist ributions from non - consolidated affiliates, and other items, net which includes items such as merger related costs, severance and other restructuring expenses, including costs for leases that will either be term ina ted or sublet in connection with the centralization of our New York real estate portfolio. A reconciliation of non - GAAP financial measures to the GAAP reported results of operations for the year ended December 31, 2020 is provided in MDC’s Current Report on Form 8 - K filed with the SEC on March 2, 2021. NON - GAAP FINANCIAL MEASURES 31